Contact

www.linkedin.com/in/jared-mees-355197112 (LinkedIn)

Top Skills

Contract Negotiation
Art Direction
Start-up Leadership

Jared Mees

Co-Founder/CEO at Tender Loving Empire; President of TLE Records
Portland, Oregon, United States

Summary

I'm an entrepreneur, arts enthusiast, musician and father. I've devoted the last 17 years to creating and growing Tender Loving Empire from a mom-and-pop retail operation and hobby record label into a multi-million dollar company with 7 retail locations and an internationally distributed label. Since our founding, TLE has paid over $20m and counting to indie artists, makers and musicians.

As the President of TLE Records, I was instrumental in the development of the careers of dozens of artists including Typhoon, Y La Bamba, Andy Shauf, Magic Sword, French Cassettes and many others.

As an artist, I've toured extensively throughout the USA and have released five albums as Jared Mees & The Grown Children and two albums with my family band Triple Rainbow.

I'm currently writing a novel about my hometown, Pagosa Springs, Colorado.

Experience

Tender Loving Empire

Co-Founder/ CEO / Label President
June 2007 - Present (18 years 2 months)
Portland, Oregon, United States

As the co CEO of Tender Loving Empire I specialize in business development, contract negotiation, project management, Winning RFP preparation, construction management, location scouting, event planning and art direction.

As the President of Tender Loving Empire Records, I specialize in business development, project management, contract negotiation, physical product management, artist vetting and art direction.

Generous, Inc.

Co-Founder

March 2013 - June 2017 (4 years 4 months)

Portland, Oregon, United States

Oversaw the development and marketing of a unique pay-what-you-want application that allowed artists and makers to sell their work online using sliding scale payments while benefitting a charity of their choice with each purchase. Notable clients included Russell Brand, Epitaph Records, Polyvinyl Records and Tender Loving Empire

Education

Azusa Pacific University

Bachelor of Fine Arts - BFA // Bachelor of Creative Writing, Fine and Studio Arts · (September 1999 - May 2003)